

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-Mail
Mr. Tom Zapatinas
President and Chief Executive Officer
Preaxia Health Care Payment Systems, Inc.
#207, 1410 – 11th Avenue SW
Calgary, Alberta, Canada T3C OM8

> **Re: Preaxia Health Care Payment Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 31, 2014**
> **File No. 000-52365**

Dear Mr. Zapatinas:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K, Filed March 31, 2014

(1) Previous Independent Auditors:

1. Please amend your filing to disclose, as previously requested in our letter dated March 13, 2014, that the PCAOB has revoked the registration of your former auditor Patrick Rodgers, CPA, PA (Patrick Rodgers). We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements in this Form 8-K – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light the circumstances under which they are made, not misleading.

2. Please amend your Form 8-K to clearly state whether Patrick Rodgers resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm was dismissed; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

3. You state in paragraph (1)(c) that through the period covered by the financial audit for the year ended May 31, 2012, there have been no disagreements with Patrick Rodgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Patrick Rodgers would have caused them to make reference thereto in their report on the financial statements. Please amend your Form 8-K to also disclose, if true, that there also were no disagreements during the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv).

4. We note your disclosure in paragraph (1)(e) that during the year ended May 31, 2012 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the year ended May 31, 2012 and through January 6, 2014, the date on which Patrick Rodgers either resigned, declined to stand for re-election or was dismissed.

5. We note that you requested that Patrick Rodgers furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements. We also note that in paragraph (1)(f) you indicate that a copy of this letter has been filed as Exhibit 16.1, however, we also note your disclosure in paragraph (2)(a) that Patrick Rodgers refused to provide the requested letter. Please revise your disclosures to clarify whether or not you received a letter from Patrick Rodgers since your current disclosures are contradictory. In your response, please tell us when you first requested this letter from Patrick Rodgers, and briefly describe to us any subsequent communications you have had with Patrick Rodgers concerning this letter. In addition, please provide Patrick Rodgers with a copy of the revised disclosures requested in our comments above and request it to provide you with an Exhibit 16 letter stating whether or not it agrees with your revised statements. Based on your communications, tell us whether you expect to receive this letter from Patrick Rodgers. If you do not expect to receive the letter, please clearly state this within your Form 8-K amendment.

6. We note that you filed one Item 4.01 Form 8-K on March 31, 2014 reporting both that Patrick Rodgers had resigned, declined to stand for re-election or was dismissed on January 6, 2014 and your engagement of DKM Certified Public Accountants on January 10, 2014. Please note that the resignation or dismissal of an independent accountant or its refusal to stand for re-election is a reportable event separate from the engagement of a new independent accountant and on some occasions two separate reports on Form 8-K are required. We remind you that the Item 4.01 Form 8-K reporting that the client/auditor relationship with Patrick Rodgers had ceased was due within four business

days after the date the client/auditor relationship ceased, or by January 10, 2014. The Item 4.01 Form 8-K reporting the engagement was due within four business days after the date of such engagement, or by January 16, 2014. Please refer to General Instruction B.1. of the General Instructions to Form 8-K. Please confirm to us your understanding of this matter.

(2) New Independent Accountants:

7. Please revise your disclosure to clearly state whether during your <u>two</u> most recent fiscal years and <u>any subsequent interim period</u> prior to DKM Certified Public Accountants, Inc.'s (DKM) engagement, you or someone on your behalf consulted with DKM regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by DKM, in either case where written or oral advice provided by DKM would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and Patrick Rodgers or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tom Zapatinas
Preaxia Health Care Payment Systems, Inc.
April 3, 2014
Page 4

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief